Via Facsimile and U.S. Mail
Mail Stop 4720

September 22, 2009

Mr. David Wentz
Chief Executive Officer
Usana Health Sciences Inc.
3838 West Parkway Blvd.
Salt Lake City, UT 84120

Re: Usana Health Sciences Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 000-21116

Dear Mr. Wentz:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with information to better understand your disclosure. Where a
comment requests you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it.   If you disagree, we will consider your
explanation as to why our comments are inapplicable or a revision is unnecessary. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results
Contractual Obligations and Commercial Contingencies, page 54

   1. Please disclose the outstanding line of credit and the related estimated interest
       expense in the contractual obligations table.

Item 9A. Controls and Procedures
Management's Consideration of Restatement, page 59

2. You disclose that tax restatements resulted from a control deficiency regarding the tax compliance of equity awards granted prior to 2006 and that such deficiency was remediated in 2006. Please disclose the nature of the internal control deficiency and how it was remediated.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

3. Please tell us how you classified the cash proceeds of $3,444,000 from the sale of the third-party contract manufacturing business in your statement of cash-flows and cite for us authoritative sources that support your accounting for this transaction.

Note A—Summary of Significant Accounting Policies
Product return policy, page F-14

4. You state here that you issue refunds in the form of an original payment or with product or credit on account. Please tell us:

   - The journal entry you make at the time of the actual exchange of product returned to you when the form of the refund is with product. Show us the entries when the return involves a)expired or damaged products and b)unexpired or undamaged products; and
   - The pre-tax dollar amount recorded in your consolidated results of operations during each of the three fiscal years presented for returns when the form of refund is with product.

Note K – Commitments and Contingencies, page F-21

5. Please revise your disclosure to clarify whether a material loss is reasonably possible, rather than reasonably probable. If any of the material contingencies is reasonably possible, disclose the nature of the contingency and an estimate of the possible loss or range of loss. If it is not possible to estimate an amount or range of loss, that fact should be disclosed.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Mr. David Wentz
Usana Health Sciences Inc.
September 22, 2009
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant